# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Weave Communications, Inc., CIK 0001609151
CUSIP: 94724R108
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1331 West Powell Way, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001609151-22-000002
Filed by CIK 0001631914

## Reporting persons
- Catalyst Investors QP IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 54,714; sole dispositive power 0; shared dispositive power 54,714; aggregate amount beneficially owned 54,714 (0.1% of the class)
- Catalyst Investors IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Catalyst Investors Partners IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 54,714; sole dispositive power 0; shared dispositive power 54,714; aggregate amount beneficially owned 54,714 (0.1% of the class)
- Catalyst Investors Partners IV, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 54,714; sole dispositive power 0; shared dispositive power 54,714; aggregate amount beneficially owned 54,714 (0.1% of the class)
- Brian Rich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 408,917; shared voting power 195,812; sole dispositive power 408,917; shared dispositive power 195,812; aggregate amount beneficially owned 604,729 (0.8% of the class)
- Tyler Newton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 305,956; shared voting power 54,714; sole dispositive power 305,956; shared dispositive power 54,714; aggregate amount beneficially owned 360,670 (0.5% of the class)

## Item 1. Issuer
Name of issuer: Weave Communications, Inc.
Address of issuer's principal executive offices: 1331 West Powell Way, Lehi, UT 84043

## Item 2. Person Filing
Name of person filing:
This Statement on Schedule 13G has been filed on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.00001 per share (the "Common Stock") of Weave Communications, Inc. (the "Issuer"):

1. Catalyst Investors QP IV, L.P. ("Fund QP IV")
2. Catalyst Investors IV, L.P. ("Fund IV," and together with Fund QP IV, the "Catalyst Entities")
3. Catalyst Investors Partners IV, L.P. ("CIP IV")
4. Catalyst Investors Partners IV, L.L.C. ("CIP LLC")
5. Brian Rich ("Mr. Rich")
6. Tyler Newton ("Mr. Newton")
Address of principal business office or, if none, residence: The address for each of Fund QP IV, Fund IV, CIP IV, CIP LLC, Mr. Rich, and Mr. Newton is 261 Fifth Avenue, Suite 1102, New York, New York 10016.
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages are based on 72,771,106 shares of Common Stock of the Issuer outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

Each of Fund QP IV, Fund IV, CIP IV and CIP LLC owns no shares of Common Stock. 54,714 vested restricted stock units granted to Mr. Newton are held for the benefit of Fund QP IV and are included in the reported ownership of CIP IV, CIP LLC, Mr. Rich, and Mr. Newton. CIP IV is the general partner of each of the Catalyst Entities. CIP LLC is the general partner of CIP IV. Mr. Rich and Mr. Newton are members of CIP LLC. Mr. Rich holds 408,917 shares of Common Stock directly and 141,098 shares indirectly. Mr. Newton holds 305,956 shares of Common Stock directly.
Percent of class:
Fund QP IV: 0.1%
Fund IV: 0.0%
CIP IV: 0.1%
CIP LLC: 0.1%
Mr. Rich: 0.8%
Mr. Newton: 0.5
Sole power to vote or to direct the vote:
Fund QP IV: 0
Fund IV: 0
CIP IV: 0
CIP LLC: 0
Mr. Rich: 408,917
Mr. Newton: 305,956
Shared power to vote or to direct the vote:
Fund QP IV: 54,714
Fund IV: 0
CIP IV: 54,714
CIP LLC: 54,714
Mr. Rich: 195,812
Mr. Newton: 54,714
Sole power to dispose or to direct the disposition:
Fund QP IV: 0
Fund IV: 0
CIP IV: 0
CIP LLC: 0
Mr. Rich: 408,917
Mr. Newton: 305,956
Shared power to dispose or to direct the disposition:
Fund QP IV: 54,714
Fund IV: 0
CIP IV: 54,714
CIP LLC: 54,714
Mr. Rich: 195,812
Mr. Newton: 54,714

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Catalyst Investors QP IV, L.P.: /s/ Brian A. Rich, By: Catalyst Investors Partners IV, L.P., its General Partner By: Catalyst Investors Partners IV, L.L.C., its General Partner By: Brian A. Rich, Presi (02/14/2025)
- Catalyst Investors IV, L.P.: /s/ Brian A. Rich, By: Catalyst Investors Partners IV, L.P., its General Partner By: Catalyst Investors Partners IV, L.L.C., its General Partner By: Brian A. Rich, Presi (02/14/2025)
- Catalyst Investors Partners IV, L.P.: /s/ Brian A. Rich, By: Catalyst Investors Partners IV, L.L.C., its General Partner By: Brian A. Rich, President (02/14/2025)
- Catalyst Investors Partners IV, L.L.C.: /s/ Brian A. Rich, Brian A. Rich, President (02/14/2025)
- Brian Rich: /s/ Brian Rich, Brian Rich (02/14/2025)
- Tyler Newton: /s/ Tyler Newton, Tyler Newton (02/14/2025)